EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)
(Unaudited)

Six Months Ended June 30, 2017
Earnings:
Income before income taxes	1,691
Add:
Fixed charges	107
Less:
Income from equity investees	(6)
Capitalized interest	(1)
Income as adjusted	$1,791
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$72
Rents of one-third representative of interest factor	34
Capitalized interest	1
Total fixed charges	$107
Ratio of earnings to fixed charges	16.7